09041832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 66528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy League Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W Broadway # 116,
(No. and Street)

Tempe, AZ 85282
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ted Beer 602-300-3505
(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 08 2009 BRANCH OF REGISTRATIONS AND EXAMINATIONS 08

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith, Chris
(Name – *if individual, state last, first, middle name*)

3240 E Union Hills Dr #171	Phoenix,	AZ	85050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ted Bear, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IVY LEAGUE FINANCIAL SERVICES, as of 12-31-, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Thomas Demos
Commission #163287
Notary Public - Arizona
Maricopa County
My Commission Expires
December 5, 2011

Signature 5/24/09

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chris Smith, CPA
3240 E Union Hills Drive
Suite 171
Phoenix, AZ 85050
cpa@CHRISmSMITH.com

May 27, 2009

Board of Directors, SEC

RE: Submitted Report in compliance to SEC Rule 17A-5(g)(1): Ivy League Financial Services, Inc (2008)

I have audited the accompanying balance sheet and related statements of Revenues Collected and Expenses paid of Ivy League Financial Services, Inc., as of December 31, 2008 and related statements of Income and Deficit for the year then ended.

In planning and performing our audit, in accordance with auditing standards generally accepted in the USA, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SES), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy League Financial Services, Inc, as of December 31, 2008, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17-a-(5)(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Chris Smith, CPA
Certified Public Accountant (AZ) 10228-E
(602) 266-1224

RE: IVY LEAGUE FINANCIAL SERVICE, INC
500 W Broadway Rd
Tempe, AZ 85282

IVY LEAGUE FINANCIAL SERVICE, INC
Financial Statement for Year Ending December 31, 2008

I. Balance Sheet

ASSETS

CURRENT ASSETS		
Cash	$ 6,334.12	
Total Current Assets		$ 6,334.12
PROPERTY and EQUIPMENT		
Buildings and Fixed Assets	$ 3,648.00	
Less-Accumulated Depreciation	($ 3,648.00)	
Total Property and Equipment		$ 0
TOTAL ASSETS		**$ 6,334.12**

II. Liabilities

STOCKHOLDERS' EQUITY		
Common Stock	$16,400.00	
Paid In Surplus/Capital	$ 9,017.00	
Retained Earnings-Appropriated	($19,082.88)	
Total Stockholder' Equity		$ 6,334.12
TOTAL LIABILITIES/STOCKHOLDER' EQUITY		**$ 6,334.12**

III. Statement of Changes in Stockholder's Equity

	December 31, 2008	December 31, 2007	$ Change	%Change
ASSETS				
Current Assets				
Checking/Savings (BofA)	6,334.12	6,492.49	- 158.37	- 2.4%
TOTAL ASSETS	**6,334.12**	**6,492.49**	**- 158.37**	**- 2.4%**

RE: IVY LEAGUE FINANCIAL SERVICE, INC
500 W Broadway Rd
Tempe, AZ 85282

IVY LEAGUE FINANCIAL SERVICE, INC
Financial Statement for Year Ending December 31, 2008

	December 31, 2008	December 31, 2007	$ Change	%Change
LIABILITIES & EQUITY				
Equity				
Additional Paid-in Capital	9,017.00	340.00	8,677.00	2,552.1%
Opening Balance Equity	16,400.00	16,400.00	0%	0%
Retained Equity	- 12,806.46	- 54,564.49	41,758.03	76.5%
Net Income	- 6,276.42	44,316.98	- 50,593.40	114.2%
TOTAL EQUITY	**6,334.12**	**6,492.49**	**- 158.37**	**- 2.4%**
TOTAL LIABILITIES & EQUITY	**6,334.12**	**6,492.49**	**- 158.37**	**- 2.4%**

IV. Statement of Cash Flows

	January 1, 2008-December 31, 2008
OPERATING ACTIVITIES	
Net Income	- 6,276.42
Net Cash Provided by Operating Activities	**- 6,276.42**
FINANCING ACTIVITIES	
Additional Paid-In Capital	8,677.00
Retained Earnings	- 2,558.95
Net Cash Provided by Financing Activities	**6,118.05**
Cash at Beginning of Period (01/01/08)	6,492.49
Cash at End of Period (12/31/08)	6,334.12
Net Cash Increase for Period (0/01/08-12/31/08)	**- 158.37**

V. Ivy League Financial Services NET CAPITAL COMPUTATION (Period ending 12/31/2008)

Adjusted Net-Worth	$ 6,334.00
Less Non-Allowable Assets	-0-
Equals Net Capital	$ 6,334.00
Less Net Capital Requirement	$ 5,000.00
Equals Excess Net Capital	$ 1,334.00

RE: IVY LEAGUE FINANCIAL SERVICE, INC
500 W Broadway Rd
Tempe, AZ 85282

IVY LEAGUE FINANCIAL SERVICE, INC
Financial Statement for Year Ending December 31, 2008

Minimum Net Capital Required	-0-
Minimum Dollar Net Capital Requirement of Ivy League Financial Services	$ 5,000.00
Net Capital Requirement	$ 5,000.00
Excess Net Capital	$ 1,334.00
Excess of Net Capital (@ 1000%)	$ 6,334.00

VI. Computation of Aggregate Indebtedness (01/01/2008-12/31/2008)

Total Liabilities from Statement of Financial Condition	-0-
Drafts for Immediate Credit	-0-
Market Value for Securities Borrowed	-0-
Other Unrecorded Amounts	-0-
TOTAL Aggregate Indebtedness	-0-

VII. Statement of Net Capital Computation

Allowable Capital in Excess of Allowances	$ 1,334.00
Risk Weighted Assets	$ 6,334.00
Total Capital Ratio	21%

VIII. Statement of NO Material Difference

There are no material reconciling items between the amounts presented above and the amounts reported in the Ivy League Financial Services, Inc, unaudited SEC filing as of December 31, 2007.

Therefore, no reconciliation of the two computations is deemed necessary.

RE: IVY LEAGUE FINANCIAL SERVICE, INC
500 W Broadway Rd
Tempe, AZ 85282

IVY LEAGUE FINANCIAL SERVICE, INC
Financial Statement for Year Ending December 31, 2008

IX. Statement of Retained Earnings

Retained Earnings- January 01, 2008		($12,806.46)
Add-Net Profit for the Year Ending December 31, 2008		($ 6,276.42)
DISTRIBUTIONS		
Non-Dividend Distributions/Commission Income	$34,798.51	
TOTAL DISTRIBUTIONS		$34,798.51
RETAINED EARNINGS (12/31/2008) Deficit		**($19,082.96)**

X. Operating Revenues From Schedule A

		PERCENTAGE
OPERATING REVENUES from Schedule A	$34,798.51	100%
Gross Operating Profit	$34,798.51	100%
General/Admin Expenses-Schedule B	($41,074.93)	118%
Operating Profit Before Capitalized Costs	($ 6,276.42)	118%
Operating Profit	($ 6,276.42)	118%
NET INCOME	**($ 6,276.42)**	**118%**

FINANCIAL SCHEDULES

I. SCHEDULE A-OPERATING REVENUES

		PERCENTAGE
Gross Receipts	$ 34,798.51	100%
TOTAL OPERATING REVENUES	$34,798.51	100%

RE: IVY LEAGUE FINANCIAL SERVICE, INC
500 W Broadway Rd
Tempe, AZ 85282

IVY LEAGUE FINANCIAL SERVICE, INC
Financial Statement for Year Ending December 31, 2008

II. SCHEDULE B- GENERAL ADMINISTRATIVE

Bank Service Charges	$ 82.21	
Charitable Contributions	50.00	
Computer Expenses	667.42	
Dues and Subscriptions	471.40	
Gifts	115.98	
Insurance	4,833.61	
Licensing & Registration	450.00	
Medical	2,984.06	
Miscellaneous	123.75	
Office Supplies	1,139.07	
Postage and Delivery	431.74	
Printing & Reproduction	173.29	
Professional Fees	5,805.00	
Rent	7,203.86	
Telephone	2,799.93	
Travel & Entertainment	13,174.98	
Utilities	568.63	
Total Expenses	$41,074.93	118%

TOTAL GENERAL and ADMINISTRATIVE EXPENSES BEFORE RECOVERY OF CAPITAL COSTS **$41,074.93**

III. SCHEDULE C-RECOVERY OF CAPITALIZED COSTS

Depreciation Other	$ 0	0%
Depreciation COGS	0	0%
Section 179 Depreciation	0	0%
TOTAL RECOVERIES OF CAPITALIZED COSTS	**$ 0**	**0%**

Statement of NO Material Difference

There are no material reconciling items between the amounts presented above and the amounts reported in the Ivy League Financial Services, Inc, unaudited SEC filing as of December 31, 2007.

Therefore, no reconciliation of the two computations is deemed necessary.

RE: IVY LEAGUE FINANCIAL SERVICE, INC
500 W Broadway Rd
Tempe, AZ 85282

VIV. Notes to Financial Statement

1. Organization and Nature of Business: Ivy League Financial Services, Inc (the "Firm") is a brokerage firm with no subsidiaries. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The

Company is registered in the states of Arizona and California with one brokerage office located in Tempe, Arizona. Revenues are principally commissions received for selling securities, including mutual funds, insurance and annuities. No portion of customer transactions are conducted online using the Internet, nor does the Firm maintain a website.

2. Summary of Significant Accounting Policies: The basis of financial statement presentation has been prepared in conformity with U.S., Generally Accepted Accounting Principles (GAAP). The firm has elected to prepare its' books using the cash basis method of accounting

3. Customer Transactions: In the normal course of business, the Firm's activities involve the distribution of shares of registered open end investment companies; the Firm's customer investments, via payroll deductions; and the customer's employers, make payroll deduction payments directly to the mutual fund companies

4. Exemptive Provisions: The Firm does not carry customer funds and therefore has claimed an exemption from Rule 15c3-3 as a Limited business (mutual funds and/or variable annuities only).

5. Exclusion From Membership: The broker dealer has claimed an exclusion from membership in the Securities Investors Protection Corporation (SIPC) under section 78ccc(a)(2)(ii) of the Securities Investors Protection Act (SIP) of 1970.

6. Principal Registration Waiver: The Firm has been granted a waiver of the FINRA two-principal requirement per NASD Rule 1021(e).

7. Net Capital Requirement: As a registered broker and dealer in securities, the Firm is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. The Firm has elected not to compute its net capital requirement using an alternative method as permitted by Rule 15c3-1. At December 31, 2008, the Firm had net capital of $6,334 of which $1,334 is in excess of its required net capital.